Exhibit 99.2

ATA CREATIVITY GLOBAL

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE EXTRAORDINARY GENERAL MEETING
to be held on June 5, 2026
(or any adjourned or postponed meeting thereof)

I/we, the undersigned acknowledges receipt of the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement and, being the registered holder of ________________1 common shares, par value US$0.01 per share, (“Common Shares”), of ATA Creativity Global (the “Company”), hereby appoint Ruobai Sima, the Chief Financial Officer of the Company or ____________________________(Name) of _________________________________________(Address) as my/our proxy to attend and act for me/us at the Extraordinary General Meeting2 (or at any adjournment or postponement thereof) of the Company to be held virtually at 2:00 P.M., Beijing Time, on June 5, 2026. To access the Meeting, shareholders should use the following details:

International Access
U.S. and Canada (Toll-Free):	+1 (877) 704-4209
International (Toll):	+1 (201) 689-8024

Local Access
Mainland China:	(400) 120 2841
Hong Kong:	(800) 966 842

or via live webcast at: https://event.choruscall.com/mediaframe/webcast.html?webcastid=CJjch3Jn. (Passcode: 13760497#).

My/our proxy is instructed to vote on the resolutions in respect of the matters specified in the Notice of the Extraordinary General Meeting as indicated below or, if no such indication is given, as my/our proxy thinks fit:

[1]	Please insert the number of Common Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

[2]	If any proxy other than the Chief Financial Officer of the Company is preferred, strike out the words “Ruobai Sima, the Chief Financial Officer of the Company or” and insert the name and address of the proxy desired in the space provided. If you are the holder of two or more Common Shares, you may appoint more than one proxy to represent you and vote on your behalf at the Extraordinary General Meeting. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

	For	Against	Abstain
Proposal 1: To approve, as an ordinary resolution, the sale of Company’s direct and indirect subsidiaries, consisting of (i) ATA Testing Authority (Holdings) Limited (“ATA BVI”), together with all of its subsidiaries and variable interest entity, and (ii) a 69.0417% equity interest in Beijing Huanqiuyimeng Education Consultation Corp. “Huanqiuyimeng”) together with all its subsidiaries, held by ACG International Group Limited (“ACGIGL”), a wholly owned subsidiary of the Company, pursuant to a share purchase agreement dated May 6, 2026, by and among the Company, ACGIGL (together with the Company, the “Sellers”), ATA BVI, and Huanqiuyimeng (together with ATA BVI, the “Targets”), and Robox Holding Limited, a British Virgin Islands company with limited liability (the “Buyer”), (the “Disposition Agreement”, and the transaction contemplated therein, the “Disposition”), where the Sellers will sell all of their equity interests in the Targets to the Buyer in exchange for nominal cash consideration of RMB1 (the “Consideration”) (the “Disposition Proposal”).	☐	☐	☐

Proposal 2: To approve, as an ordinary resolution, the consummation of a private placement transaction between the Company and a certain investor, as contemplated by a certain subscription agreement (the “Subscription Agreement”, the transaction contemplated therein, the “PIPE”) dated May 6, 2026, pursuant to which the Company will issue and sell an aggregate of 45,306,792 common shares of the Company, par value US$0.01 per share, at the per share price of US$21,145,961 (the “Shares”) (the “PIPE Proposal”).	☐	☐	☐

Proposal 3(A): to approve, as an ordinary resolution, the re-election of Haoyu Wang to serve as class C director of the Company.	☐	☐	☐

Proposal 3(B): To approve, as an ordinary resolution, the re-election of Zhiping Feng to serve as class C director of the Company.

(3(A) and 3(B) together the “Re-Election of Directors” or the “Re-Election of Directors Proposal”)

	☐	☐	☐

Proposal 4: To ratify, as an ordinary resolution, the adoption of the Company’s third amended and restated 2008 Employee Share Incentive Plan as approved by the Board of Directors on April 8, 2026 (the “Incentive Plan” or the “Incentive Plan Proposal”).	☐	☐	☐

Dated_________________, 2026

Signature(s)___________________________________

Name of Signatory ______________________________

Name of Shareholder ____________________________

Notes:

1.	Only the holders of record of the Common Shares of the Company at the close of business on May 6, 2026, New York time, should use this form of proxy.

2.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. If NO instruction is given, your proxy will vote or abstain from voting at his/her discretion. If any other matter properly comes before the Extraordinary General Meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, your proxy will vote or abstain from voting at his/her discretion.

3.	Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

4.	This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same. In the case of joint holders, all holders must sign.

5.	This form of proxy and any authority under which it is executed (or a certified copy of such authority) must be returned to the attention of Ruobai Sima, ATA Creativity Global, 16F, Building E, Gongyuan Xijie No.6, Dongcheng District, Beijing 100005, People’s Republic of China, no later than 48 hours prior to the time for holding the Extraordinary General Meeting or any adjournment or postponement thereof.

6.	Completion and return of the form of proxy will not prevent you from attending and voting at the Extraordinary General Meeting and in such event, the form of proxy shall be deemed to be revoked.

7.	The description of each resolution herein is by way of summary only. The full text of the resolution is set out in the notice of the Extraordinary General Meeting.